SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-27361

(Exact name of registrant as specified in its charter) NetBanx.com Corp


(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices) 24843 Del Prado, Suite 318, Dana Point, CA 92629

(Title of each class of securities covered by this Form)  Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [x] Class held by less than 300 persons

Approximate number of holders of record as of the certification or notice date: 50

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 8, 1999  BY: William Stocker: Special Securities Counsel